UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40008

E-Power Inc.

Room 703, West Zone, R&D Building

Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road

Zhangdian District, Zibo City, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Resignation and Appointment of Directors and Officers

On March 11, 2026, Mr. Jian Pei, an independent director of E-Power Inc. (the “Company”), resigned from the board of directors (the “Board”), and each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board, effective March 11, 2026.

To fill the vacancy created by the resignation of Mr. Jian Pei, on March 11, 2026, the Nominating and Corporate Governance Committee of the Board recommended, and the Board appointed, Mr. Mang Wong to serve as an independent director of the Company, and a member of each of the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee, effective March 11, 2026. The Company has determined that Mr. Wong satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market LLC and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Wong has experience in engineering and corporate management. He has served as the research and development director of Shenzhen Harding Energy Co., Ltd. since October 2013, where he is responsible for operations, research and development, and production management. Mr. Wong obtained a college diploma in mechatronics from Hong Kong Commerce College in 1996. Mr. Wong does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-Power Inc.

Date: March 11, 2026	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer